Period Ended November 30, 2002 John Hancock Strategic Series - John Hancock Strategic Income Fund Series - 1 NAV per share - Class C 6.41 NAV per share - Class I 6.41 Dividends from net investment income Per share - Class C 0.20 Per share - Class I 0.24 - John Hancock High Income Fund Series - 2 NAV per share - Class C 9.18 NAV per share - Class I 6.41 Dividends from net investment income Per share - Class C 0.36 Per share - Class I 0.40 -